                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

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                                                             OMB APPROVAL
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                                                       OMB Number:  3235-0058
                                                       Expires:  June 30,  1991
                                                       Average estimated burden
                                                       hours per response...2.50
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                                                           SEC FILE NUMBER
                                                               0-21537
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                                                       -------------------------
                                                             CUSIP NUMBER


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(Check One):    [ ] Form 10-KSB     [ ] Form 20-F     [ ] Form 11-K
                [X] Form 10-Q       [ ] Form N-SAR

     For Period Ended: SEPTEMBER 30, 2001
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:
                                     -------------------------------------------

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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

PACIFIC BIOMETRICS, INC.
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Full Name of Registrant


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Former Name if Applicable


23120 Alicia Parkway #200
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Address of Principal Executive Office (Street and Number)


Mission Viejo, CA 92692
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City, State and Zip Code

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PART II - RULES 12b-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box in appropriate)


    [X]    (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [X]    (b)    The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

    [ ]    (c)    The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in a reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

         THE COMPANY IS AWAITING COMPLETION OF REVIEW PROCEDURES BY ITS INDEPENDENT ACCOUNTANTS FOR THE PERIOD ENDED SEPTEMBER 30, 2001.
         PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Paul G. Kanan                         (949)               455-9724
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         (Name)                             (Area Code)       (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                              [X] Yes     [ ] No
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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [X] Yes     [ ] No


         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. SEE ATTACHMENT "A".
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                            Pacific Biometrics, Inc.
                   ------------------------------------------
                       (Name of Registrant as Specified in
                                    Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:      November 14, 2001           By:  /s/ Paul G. Kanan
        ------------------------            ------------------------------------
                                            Paul G. Kanan
                                            President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).



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

                              GENERAL INSTRUCTIONS


1. This form is required by Rule 12b-25 (17 CFR 240. 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.




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



                                 ATTACHMENT "A"

                            PACIFIC BIOMETRICS, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
             FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

                                                                Three Months Ended September 30
                                                      ----------------------------------------------------
                                                               2001                          2000
                                                      ------------------------        --------------------
Revenues                                                          $   372,562                 $   307,066
                                                      ------------------------        --------------------

Operating expenses:
    Laboratory expense and cost of goods sold                         259,348                     231,499
    Research and product development                                    4,209                      12,474
    Selling, general and administrative                               274,269                     257,505
    Purchased in-process research and development                           0                           0
    Amortization of intangible assets                                       0                           0
                                                      ------------------------        --------------------

          Total operating expenses                                    537,826                     501,478
                                                      ------------------------        --------------------

Operating loss                                                      (165,264)                   (194,412)
                                                      ------------------------        --------------------

Other income (expense):
    Interest expense                                                 (23,648)                    (21,121)
    Interest income                                                       473                         654
    Write-off of intangible assets                                          0                           0
    Grant and other income                                             66,259                      27,097
                                                      ------------------------        --------------------
                                                                       43,084                       6,630
                                                      ------------------------        --------------------

Net loss                                                          $ (122,180)                 $ (187,782)
                                                      ========================        ====================

Preferred stock dividend accrued                                     (62,000)                    (62,000)
                                                      ------------------------        --------------------

Net loss applicable to common stockholders                        $ (184,180)                 $ (249,782)
                                                      ========================        ====================

Basic and diluted loss per share                                  $    (0.05)                 $    (0.07)
                                                      ========================        ====================

Number of shares used in per-share calculation                      3,810,171                   3,810,171
                                                      ========================        ====================

RESULTS OF OPERATIONS:

Comparison of the three month periods ended September 30, 2001 and 2000:
--------------------------------------------------------------------------------
Rounded to Nearest        Three              Comments on increase or decrease
 Thousand Dollars        Months                     from Prior period
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Revenues
----------------------------------------  Laboratory revenues increased due to
Ended 9/30/2001            $373           increases in the size and number of
----------------------------------------  clinical trials for which the
Ended 9/30/2000            $307           laboratory performed testing and
----------------------------------------  consulting work. As previously
$ variance                 $66            disclosed, the Company has entered
----------------------------------------  into an agreement to sell the
% variance                 21%            laboratory. Accordingly, assuming that
----------------------------------------  the laboratory is sold in fiscal 2002, laboratory revenues will no longer
                                          contribute to the revenues of the
                                          Company subsequent to such sale.
----------------------------------------


Laboratory expenses and cost of sales:
----------------------------------------
Ended 9/30/2001            $259           Laboratory expenses and cost of sales
----------------------------------------  have primarily increased as a result
Ended 9/30/2000            $231           of increased salaries & related costs,
----------------------------------------  offset by a decrease in lab equipment
$ variance                 $28            depreciation.
----------------------------------------
% variance                 12%
----------------------------------------


Research and product development:
----------------------------------------
Ended 9/30/2001            $4             Research and development operations
----------------------------------------  have been curtailed due to the
Ended 9/30/2000            $12            Company's severe financial problems.
----------------------------------------
$ variance                 ($8)
----------------------------------------
% variance                 -67%
----------------------------------------


Selling, general and administration expenses:
----------------------------------------
Ended 9/30/2001            $274           Selling, general and administrative
----------------------------------------  expenses have increased due to several
Ended 9/30/2000            $258           factors, primarily including increased
----------------------------------------  training, salaries and travel.
$ variance                 $16
----------------------------------------
% variance                 6%
----------------------------------------


Total other income (expense):
----------------------------------------
Ended 9/30/2001            $43            The increase in net other income is
----------------------------------------  primarily due to fees paid by Saigene
Ended 9/30/2000            $7             in consideration of extending the
----------------------------------------  deadline for purchase of the
$ variance                 $36            laboratory and sublet rental income
----------------------------------------  from Saigene to the laboratory.
% variance                 514%
----------------------------------------


Net loss:
----------------------------------------
Ended 9/30/2001           ($122)          The reduction in the net loss is
----------------------------------------  primarily attributable to increased
Ended 9/30/2000           ($188)          revenue and a stable level of
----------------------------------------  expenditures.
$ variance                 $66
----------------------------------------
% variance                 35%
----------------------------------------




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